

Edmund Sullivan

Project M Group LLC

Chief Financial Officer at Project M Group LLC

Brooklyn, New York, United States · Contact info

Experience

Chief Financial Officer
Project M Group LLC · Full-time
Jan 2018 – Present · 3 yrs

Managing Partner
REMSEN INVESTORS LP
Jan 2015 – Jan 2020 · 5 yrs 1 mo

Director
Cowen and Company · Full-time
Jan 2010 – Jul 2014 · 4 yrs 7 mos
New York, New York, United States

Vice President
Citi · Full-time
Jan 2004 – Mar 2010 · 6 yrs 3 mos
New York, New York, United States